----------------                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION               ------------------------------
     FORM 4                                         Washington, DC. 20549                                      OMB APPROVAL
----------------                                                                                      ------------------------------
                                         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 OMB Number           3235-0287
[ ] Check this box if no longer                                                                       Expires:      January 31, 2005
    subject to Section 16. Form 4                                                                     Estimated average burden
    or Form 5 obligations may                                                                         hours per response.........0.5
    continue. See Instruction 1(b).                                                                   ------------------------------

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
-----------------------------------------   --------------------------------------------   -----------------------------------------
1.  Name and Address of Reporting Person*   2.  Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s) to
                                                                                              Issuer (Check all applicable)
            Augustine Fund, LP                        NuWay Energy, Inc. (LACI)
-----------------------------------------   --------------------------------------------          Director         X  10% Owner
(Last)         (First)         (Middle)     3. I.R.S. Identification   4. Statement for       ---                 ---
                                               Number of Reporting        Month/Year              Officer (give       Other (specify
                                               Person, if an entity                           --- title below)    --- below)
                                               (Voluntary)                August 2002
       141 W. Jackson, Suite 2182                                                                  -----------------------
-----------------------------------------                              -----------------   -----------------------------------------
               (Street)                                                5. If Amendment,    7. Individual or Joint/Group Filing
                                                                          Date of             (Check Applicable Line)
                                                                          Original
           Chicago, IL  60604                                             (Month/Year)            Form filed by One Reporting Person
-----------------------------------------                                                     ---
(City)          (State)          (Zip)                                                         X  Form filed by More than One
                                                                                              --- Reporting Person
-----------------------------------------   ------------------------   -----------------   -----------------------------------------
                                                Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
=========================================   ========================================================================================
                                                                                                            6.
                                                                   4.                        5.             Owner-
                                            2.        3.           Securities Acquired       Amount of      ship
                                            Trans-    Trans-       (A) or Disposed of (D)    Securities     Form:       7.
                                            action    action       (Instr. 3, 4 and 5)       Beneficially   Direct      Nature of
                                            Date      Code         -----------------------   Owned at End   (D) or      Indirect
1.                                          (Month/   (Instr. 8)               (A)           of Month       Indirect    Beneficial
Title of Security                           Day/      ----------   Amount      or    Price   (Instr. 3      (I)         Ownership
(Instr. 3)                                  Year)     Code   V                 (D)           and 4)         (Instr.4)   (Instr. 4)
-----------------------------------------   -------   ----------   -----------------------   ------------   ---------   ------------

Common Stock                                12/7/00    C           764,571      A    $1.75                    D
-----------------------------------------   -------   ----------   -----------------------   ------------   ---------   ------------
Common Stock                                12/7/00    C           302,857      A    $1.75                    D(1)
-----------------------------------------   -------   ----------   -----------------------   ------------   ---------   ------------
Common Stock                                12/7/00    C            30,286      A    $1.75    1,622,520       D(2)
-----------------------------------------   -------   ----------   -----------------------   ------------   ---------   ------------

-----------------------------------------   -------   ----------   -----------------------   ------------   ---------   ------------

-----------------------------------------   -------   ----------   -----------------------   ------------   ---------   ------------

-----------------------------------------   -------   ----------   -----------------------   ------------   ---------   ------------

-----------------------------------------   -------   ----------   -----------------------   ------------   ---------   ------------

====================================================================================================================================

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
        *  If the form is filed by more than one reporting person, see Instruction 4(b)(v).


                                                                                                                              (Over)
                                                                                                                            SEC 1474

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

====================================================================================================================================
                                                                                                                     10.
                                                                                                           9.        Owner-
                                                                                                           Number    ship
                                                                                                           of        Form
                2.                                                                                         Deriv-    of
                Conver-                     5.                              7.                             ative     Deriv-   11.
                sion                        Number of                       Title and Amount               Secur-    ative    Nature
                or                          Derivative    6.                of Underlying        8.        ities     Secur-   of
                Exer-             4.        Securities    Date              Securities           Price     Bene-     ity:     In-
                cise     3.       Trans-    Acquired (A)  Exercisable and   (Instr. 3 and 4)     of        ficially  Direct   direct
                Price    Trans-   action    or Disposed   Expiration Date   ----------------     Deriv-    Owned     (D) or   Bene-
1.              of       action   Code      of(D)         (Month/Day/Year)             Amount    ative     at End    In-      ficial
Title of        Deriv-   Date     (Instr.   (Instr. 3,    ----------------             or        Secur-    of        direct   Owner-
Derivative      ative    (Month/  8)        4 and 5)      Date     Expira-             Number    ity       Month     (I)      ship
Security        Secur-   Day/     ------   -------------  Exer-    tion                of        (Instr.   (Instr.   (Instr.  (Instr
(Instr. 3)      ity      Year)    Code V   (A)     (D)    cisable  Date     Title      Shares    5)        4)        4)       4)
--------------  -------  -------  -------  -------------  -------  -------  --------  ---------  --------  --------  -------  ------
6% Convertible                                                              Common
 Debentures     $1.75    6/12/01  X             $800,000  Immed.   6/13/01  Stock       764,571  $800,000      0       D
--------------  -------  -------  -------  -------------  -------  -------  --------  ---------  --------  --------  -------  ------
6% Convertible                                                              Common
 Debentures     $1.75    6/12/01  X             $500,000  Immed.   6/13/01  Stock       302,857  $500,000      0       D(1)
--------------  -------  -------  -------  -------------  -------  -------  --------  ---------  --------  --------  -------  ------
6% Convertible                                                              Common
 Debentures     $1.75    6/12/01  X              $50,000  Immed.   6/13/01  Stock        30,286   $50,000      0       D(2)
--------------  -------  -------  -------  -------------  -------  -------  --------  ---------  --------  --------  -------  ------
Warrant to Buy                                                              Common
 Common Stock   $1.75    2/21/02  J(3)         1,500,000  Immed.            Stock     1,500,000       (4)      0       I(3)
--------------  -------  -------  -------  -------------  -------  -------  --------  ---------  --------  --------  -------  ------

--------------  -------  -------  -------  -------------  -------  -------  --------  ---------  --------  --------  -------  ------

--------------  -------  -------  -------  -------------  -------  -------  --------  ---------  --------  --------  -------  ------

--------------  -------  -------  -------  -------------  -------  -------  --------  ---------  --------  --------  -------  ------

====================================================================================================================================

Explanation of Responses:
(1) Beneficially owned solely by Brian Porter.
(2) Beneficially owned solely by David M. Matteson.
(3) Cancelled without value received.
(4) Received by a related party to the joint filers from the Issuer in exchange for services rendered.


                                                                              Augustine Fund, LP
                                                                              by Augustine Capital Management, LLC, general partner
                                                                              by John T. Porter, President

**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                     /s/ John Porter                       August 22, 2002
                                                                              ----------------------------------   -----------------
                                                                              **  Signature of Reporting Person          Date


Note:  File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.




Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                    Page 2

                          Additional Reporting Persons


        ------------------------------------------------------------
        Additional Reporting Person and Address:

        Each of the following additional filers is a general partner, officer or director of Augustine Fund, L.P., and may be deemed to have a pecuniary interest in the shares of Common Stock and the Debentures and Warrants beneficially owned by Augustine Fund, L.P.
        ------------------------------------------------------------
        Augustine Capital Management, LLC
        141 W. Jackson, Suite 2182
        Chicago, IL 60604
        ------------------------------------------------------------
        John T. Porter
        141 W. Jackson, Suite 2182
        Chicago, IL 60604
        ------------------------------------------------------------
        Brian D. Porter
        141 W. Jackson, Suite 2182
        Chicago, IL 60604
        ------------------------------------------------------------
        Thomas Duszynski
        141 W. Jackson, Suite 2182
        Chicago, IL 60604
        ------------------------------------------------------------
        David M. Matteson
        141 W. Jackson, Suite 2182
        Chicago, IL 60604
        ------------------------------------------------------------


             Signatures of Additional Reporting Persons:
             Dated August 22, 2002


             AUGUSTINE CAPITAL MANAGEMENT, LLC


             /s/ John T. Porter
             John T. Porter, President of general partner


             /s/ John T. Porter
             John T. Porter


             /s/ Brian D. Porter
             Brian D. Porter


             /s/ Thomas Duszynski
             Thomas Duszynski


             /s/ David M. Matteson
             David M. Matteson





Potential persons who are to respond to the collection of               Page 2
information contained in this form are not required to respond unless the form displays a currently valid OMB Number.